Mail Stop 3561

January 24, 2007

Jerry W. Grizzle
Chairman, President and Chief Executive Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma 73105

> **Re:** **AMS Health Sciences, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **on Form SB-2**
> **Filed November 22, 2006**
> **File No. 333-136128**
>
> **Form 10-QSB For Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **File No. 1-13343**

Dear Mr. Grizzle:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2

Selling Shareholders, page 46

1. We note your response to comment 6 in our letter dated August 16, 2006, where you disclosed that Ascendiant Securities, LLC is a registered broker-dealer and

therefore, an underwriter in the offering. Please note, however, that a registration statement registering the resale of shares being offered by a broker-dealer need not identify the broker-dealer as an underwriter if the shares were issued to the broker-dealer as underwriting compensation. Please advise us whether the shares being registered for resale by Ascendiant Securities, LLC were issued to Ascendiant Securities, LLC as underwriting compensation. We may have further comments.

2. We note your response to comment 7 in our letter dated August 16, 2006, where you disclosed that selling shareholders that are affiliates of broker-dealers represented to you that "[i]t purchased our securities for its own account for investment only…." Please revise to state, if true, that the selling stockholders who are affiliates of broker-dealers purchased the shares in the ordinary course of business, as we requested in the comment.

Plan of Distribution, page 47

3. We note your response to comment 10 in our letter dated August 16, 2006 where you disclosed that you "[w]ill either amend the registration statement of which this prospectus is a part, or file a new registration statement, to register any additional shares of common stock we issue to Laurus Master Fund, Ltd. upon the conversion of their Note or exercise of their warrant." Please revise or tell us the basis or other authority for increasing the number shares registered in the offering by use of a post-effective amendment. Otherwise, delete the statement that you may file a post-effective amendment to register additional shares of common stock.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

4. We note your response to comment 13 in our letter dated August 16, 2006, where you indicated in your response letter that the "[c]ertifications will be modified as requested." It appears, however, that the certifications in your Form 10-QSB for Fiscal Quarter Ended September 30, 2006 still contain the title of the officers in the first line of the certifications. Please revise to remove the title of the officers in the first line of the 302 certifications.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Ketelsleger, Esq.
McAfee & Taft
Fax: (405) 228-7440